UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K    Form 20-F     Form 11-K      Form 10-Q
            ---          ---          ---            ---
               Form N-SAR
            ---

For Period Ended:  December 31, 2002
                   -----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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PART I -- REGISTRANT INFORMATION
Accesspoint Corporation
_______________________________________________________
Full Name of Registrant

Yamahama's Inc.; J.S.J. Capital III, Inc.
_________________________________________
Former Name if Applicable

6171 W. Century Blvd. Suite 200
_______________________________
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90045
_______________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
X calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

We could not file within the specified time period for we are attempting to verify certain information, which is being obtained at this time. It is anticipated that such information may necessitate certain adjustments to some of the discussions contained in the Company's Form 10-KSB. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2002 PROMPTLY AFTER THE REVIEW OF SUCH INFORMATION.


PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

        Lawrence C. Early            310                    846-2455
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               (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). X Yes   No
                   ---   ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes XNo If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Accesspoint Corporation
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 25, 2003
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By________________________________________